2015a PLUS LLC

FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED

December 31, 2024

2015a PLUS LLC

TWELVE MONTHS ENDED DECEMBER 31, 2024

CONTENTS

	Page
Accountant's Review Report	1-2
Financial Statements	
Balance Sheet	3
Statement of Operations and Retained Earnings	4
Statement of Member's Equity	5
Notes to Financial Statements	6-10
Supplemental Information	
Schedule I - Cost of Earned Revenues	11
Schedule II - General and Administrative Expenses	12



Andrew Benvenuti, Jr. CPA
PO Box 626
Manahawkin, NJ 08050
Phone (609)567-8297
Fax   (609)857-5055
Cell   (609)805-2240
urtaxguys@gmail.com

March 5, 2026

2015a PLUS, LLC, LLC
Chicago, Illnois

I have reviewed the accompanying Balance Sheet of **2015a PLUS, LLC** as of December 31, 2024 and the related Statement of Income, and Member's Equity for the twelve months then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in this financial statement is the representation of the management of **2015a PLUS, LLC.**

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of **2015a PLUS, LLC** and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Generally Accepted Accounting Principles require that the financial statements include a Statement of Cash Flows, Management has elected to not include this in the attached financial statements. A reader should be made aware of this incormity with GAAP and the inclusion of this may affect a readers view of the results.

Based on my review, with the exception described in the previous paragraph, I am not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in conformity with generally accepted accounting principles.

My review was made for the purposes of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles. The information included in the accompanying supplementary schedules is presented only for additional analysis purposes and is not required for a fair presentation of the financial position, and results of operations. Such information has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements and I am not aware of any material modifications that should be made to it.

Andrew Benvenuti, CPA
March 5, 2026

2015a PLUS, LLC
BALANCE SHEET
December 31, 2024

Assets

Current Assets

Cash	$	(23,953)
Accounts Receivables		460,071
Acquistion Costs		12,537,107
Prepaid Expenses		9,196
Loans Receivable		102,161
Other Current Assets		(126,352)
Deferred Financing Costs		-
Total Current Assets		12,958,230
Property and Equipment, Net of Accumulated Depreciation		-
Total Assets	$	12,958,230

Liabilities & Member's Equity

Current Liabilities

Accounts Payable	$	333,008
Other Payables		88,498
Distributions Payable		-
Total Current Liabilities		421,506

Long Term Liabilities

Loans Payable - Investors		41,231
Loans Payable - Related Parties		2,424,165
Total Long Term Liabilities		2,465,396
Total Liabilities	$	2,886,902

Member's Equity

Member's Equity		10,071,328
Total Member's Equity		10,071,328
Total Liabilities & Member's Equity	$	12,958,230

2015a PLUS, LLC
STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED DECEMBER 31, 2024

Revenues	$	34,326
Cost of Earned Revenues		127,562
Gross Profit		(93,236)
General and Administrative Expenses		13,594
Net Income	$	(106,830)

2015a PLUS, LLC
STATEMENT OF MEMBER'S EQUITY
TWELVE MONTHS ENDED DECEMBER 31, 2024

Balance - December 31, 2023	10,452,982
Add 2024 Capital Contributions	0
2024 Net Income	(106,830)
Less 2024 Withdrawals	(274,824)
Balance - December 31, 2024	10,071,328

Note 2—Summary of significant accounting policies (continued)

Accounts Receivable – Accounts receivable is comprised of client receivables that are recorded at the value of the revenue earned. The Company periodically reviews accounts receivable for collectability and establishes a valuation allowance for estimated uncollectible amounts. No allowance has been recorded as of December 31, 2024, as management has determined that all amounts are fully collectible.

Mortgage Loans Held for Sale and Revenue Recognition – Mortgage loans held for sale are carried at the lower of cost or market.

Gains and losses from the sale of mortgage loans held for sale are recognized based upon the difference between the sales proceeds and carrying value of the related loans upon sale and are recorded in gain on sale of mortgage loans held for sale on the statement of operations.

Sales proceeds reflect the cash received from investors through the sale of the loan and servicing release premium.

Mortgage loans held for sale are considered sold when the Company surrenders control over the financial assets. Control is considered to have been surrendered when the transferred assets have been isolated from the Company, beyond the reach of the Company and its creditors; the purchaser obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through either an agreement that both entitles and obligates the Company to repurchase or redeem the transferred assets before their maturity or the ability to unilaterally cause the holder to return specific financial assets. The Company typically considers the above criteria to have been met upon acceptance and receipt of sales proceeds from the purchaser.

Other Real Estate Owned – Once an asset has been foreclosed, they are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. No allowance has been recorded as of December 31, 2024. Operating costs after acquisition are expensed as incurred.

Fixed Assets – Internal software development costs are capitalized during the application development stage. The costs capitalized related to external direct costs of materials and services related to the time spent on the project during the capitalization period. Costs related to internally developed software and software purchased for internal use, which are required to be capitalized pursuant to Financial

Note 3—Property and Equipment

The following is a summary of property and equipment at December 31, 2024:

Property and equipment, at cost:

Software	$ 65,025
(Less) accumulated depreciation	(65,025)
Total property and equipment, net $	0

Depreciation and amortization expense was $0 for the year ended December 31, 2024.

Note 5—Members' Equity

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any debt, obligation, or liability. 2015A+'s Proposed Offering (the "Offering") under Regulation A was qualified by the Securities and Exchange Commission ("SEC") on July 26, 2018. Under the Offering, 2015A+ is offering for sale up to 5,000,000 shares of Series A Preferred Stock at a price of $10 per share. preREO's Proposed Offering (the "preREO Offering") under Regulation A was qualified by the SEC on June 17, 2021. Under the preREO Offering, preREO is offering for sale up to 7,500,000 shares of Series A Preferred Stock at a price of $10 per share. Equity raised in the preREO Offering is included as a noncontrolling interest in the consolidated financial statements. The Company allows for accredited and non-accredited investors in Series A Preferred Stock. The SEC has specified requirements that need to be met to be considered an accredited investor. Non-accredited investors have a limitation on how much can be invested in the Offering. The Board of Directors has exclusive control over all aspects of the Company's business. As a result, owners of Series A Preferred Stock have no right to participate in the management of the Company and do not have any voting rights.

Note 6—Related Party Transactions

In 2023, the Company executed shared services agreements with AHP Servicing LLC ("Servicing") whereby Servicing performs certain duties for related parties in exchange for payment. These duties include performance of accounting and financial reporting functions, human resources activities, informational technology services, legal services, and investor relations support. For the year ended December 31, 2022, the Company recorded expense related to these shared service agreements in the amount of $562,350 on the statement of operations. Additionally, the agreement calls for the repayment of shared expenses or expenses paid on behalf of the related party by Servicing.

Note 1—Organization and Nature of Operations

American Homeowner Preservation 2015A+, LLC ("2015A+"), is a limited liability company organized on January 21, 2016 under the laws of state of Delaware. 2015A+ is wholly owned by its parent company, Neighborhoods United, LLC, a limited liability company organized under the laws of Delaware.

2015A+ was formed to purchase non-performing mortgage loans (loans that are secured by a mortgage on real estate and delinquent on payments).

On August 7, 2019 preREO LLC ("preREO") was formed as a limited liability company under the laws of the state of Delaware. preREO was formed as a wholly-owned subsidiary of 2015A+. preREO is organized primarily to (i) provide an online marketplace to buy and sell distressed mortgage loans (the "Mortgage Loans"); (ii) provide local investors financing to acquire Mortgage Loans; and (iii) serve as a licensed real estate broker for the sale of vacant houses secured by Mortgage Loans. Results of preREO were not included in the financial statements.

Note 2—Summary of Significant Accounting Policies

Basis of Accounting – The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These financial statements are presented on the accrual basis of accounting in accordance with U.S. GAAP, whereby, revenues are recognized in the period earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect certain reported amounts and disclosures. The Company is subject to uncertainty of future events; economic, environmental, and political factors; and changes in the business environment; therefore, actual results could differ from estimates. Accordingly, accounting estimates used in the preparation of the financial statements will change as new events occur, more experience is acquired, additional information is obtained, and the Company's operating environment changes. Changes are made in estimates as circumstances warrant. Such changes in estimates are reflected in the statements.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash held in bank deposit accounts and short-term, highly-liquid investments with original maturities of 90 days or less. The Company maintains its cash on deposit with a well-established and widely known bank headquartered in Ohio, which management considers to be financially stable and creditworthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Note 2—Summary of significant accounting policies (continued)

Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40. At December 31, 2024 capitalized software was still in the development stage and had not yet been put into production.

Fair Value of Other Financial Instruments – Due to their short-term nature, the carrying value of cash and cash equivalents, accounts receivable, other assets, accounts payable, and accrued expenses and due to related parties approximate their fair value at December 31, 2024.

Revenue Recognition – FASB ASC 606, Revenue from Contracts with Customers ("ASC 606"), establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. The majority of the Company's revenue generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as the Company's mortgage loans, as well as revenue related to the Company's mortgage servicing activities, as these activities are subject to other U.S. GAAP discussed elsewhere within the Company's notes to consolidated financial statements.

Fee Revenue – The Company performs services to market and sell distressed assets between a seller and buyer in exchange for fees. Fees are recognized as the transaction is executed between the buyer and seller and all performance obligations are complete. Additionally, the Company receives royalty revenue from a contract for the sale of educational products in which it receives a percentage of the receipts as materials are sold. The revenue is recognized upon completion of the sale of the educational products at which time all performance obligations have been satisfied.

Interest Income – Interest income on mortgage loans held for sale is recognized for the period based upon the principal balance outstanding and contractual interest rates. Revenue recognition is discontinued when loans become 90 days delinquent or when, in management's opinion, the recovery of principal and interest becomes doubtful and the mortgage loans held for sale are put on nonaccrual status.

Income Taxes – The Company has elected to be taxed as a partnership under the Internal Revenue Code. Accordingly, no federal income tax provision and state income taxes.

Note 6—Related Party Transactions(Continued)

Both the 2015A+ and Servicing are subsidiaries of Neighborhoods United, LLC. Servicing performs asset management services and subservicing for 2015A+. Total fees recognized as expense from activities performed for 2015A+ was $0 for the year ended December 31, 2024.

preREO was formed to market mortgages held by the Company and third parties for sale to investors and is a subsidiary of AHP 2015A+. preREO LLC generates fee and commission income related to the sale of the mortgages. Servicing finances the sale of the mortgage loan to investors.

AHP Capital Management LLC (the "Investment Adviser"), also a subsidiary of Neighborhoods United, LLC, provides investment advisory services to the Company. 2015A+ will bear a monthly management fee to the Investment Adviser equal to 0.1667% (2% annually) of the aggregate capital accounts of the members as of the last day of each calendar month. The Company will bear a monthly fee of $60 to AHPS for each active asset of the Company. Such management fee shall be paid to the managing member no later than the 15th day of the following month. The Company will also bear fees, costs, and expenses as reasonably determined by the managing member.

Note 7—Subsequent Events

The Company has evaluated subsequent events through March 2026, the date on which the financial statements were available to be issued. Based on the evaluation, no material events were identified which require adjustment or disclosure

2015a PLUS, LLC
SCHEDULE I - COST OF REVENUE
TWELVE MONTHS ENDED DECEMBER 31, 2024

Legal Fees	$ 96,312
Interest Expenses	$ 31,250
	127,562

The accompanying notes are an integral part of the financial statement.
See Accountant Review Report

9

2015a PLUS, LLC
SCHEDULE I - GENERAL & ADMINISTRATIVE
TWELVE MONTHS ENDED DECEMBER 31, 2024

Bank Charges	$ 13
Consultants	-
Education & Training	55
Filing Fees	1,563
Licensing	454
Professional Service	8,955
Technology	2,554
	$ 13,594

The accompanying notes are an integral part of the financial statement.
See Accountant Review Report